================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        BORON, LEPORE & ASSOCIATES, INC.
                           (Name of Subject Company)


                        BORON, LEPORE & ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                  10001P 10 2
                     (CUSIP Number of Class of Securities)


                               Patrick G. LePore
                            Chief Executive Officer
                        Boron, LePore & Associates, Inc.
                                1800 Valley Road
                            Wayne, New Jersey 07470
                                 (973) 709-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                With copies to:

                             John R. LeClaire, P.C.
                          Joseph L. Johnson III, P.C.
                              Goodwin Procter LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

     Boron, LePore & Associates, Inc., a Delaware corporation ("BLP"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission on May 24, 2002, with respect to the tender offer by Garden Merger Corp., a Delaware corporation ("Subcorp") and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation ("Cardinal"), to purchase all of the outstanding shares of the Common Stock, par value $0.01 per share, of BLP ("Shares"), at a purchase price of $16.00 per Share (the "Offer Price"), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the "Offer").

Item 8.  Additional Information.

     Regulatory Approvals. On May 28, 2002, the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice granted early termination of the waiting period applicable to the acquisition of Shares by Cardinal and Subcorp pursuant to the Offer under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the FTC.

                                      #####

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 2002            BORON, LEPORE & ASSOCIATES, INC.


                                By:  /s/ Patrick G. LePore
                                     -------------------------------------
                                     Patrick G. LePore
                                     Chairman and Chief Executive Officer